UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

Jan Barta

Pale Fire Capital SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,120,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,120,000
	10	SHARED DISPOSITIVE POWER

605,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,725,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,122,378
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,122,378
	10	SHARED DISPOSITIVE POWER

605,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,727,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 399473206

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Groupon, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 W. Chicago Avenue, Suite 400, Chicago, Illinois 60654.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Pale Fire Capital SE, a Societas Europaea organized under the laws of the Czech Republic (“Pale Fire Capital”);
(ii)	Dusan Senkypl; and
(iii)	Jan Barta.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the executive officers and directors of Pale Fire Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of Pale Fire Capital is Zatecka 55/14, Josefov, 110 00 Prague 1, Czech Republic. The address of the principal office of Mr. Senkypl is Jestrabi 493, Osnice, 252 42 Jesenice, Czech Republic. The address of the principal office of Mr. Barta is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.

(c)       The principal business of Pale Fire Capital is investing in securities. Messrs. Senkypl and Barta are the two control persons of Pale Fire Capital, with Mr. Senkypl serving as Chairman of its board and Mr. Barta serving as Chairman of its supervisory board.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Pale Fire Capital is organized under the laws of the Czech Republic. Each of Messrs. Senkypl and Barta are citizens of the Czech Republic.

5

CUSIP No. 399473206

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Pale Fire Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 605,307 Shares owned directly by Pale Fire Capital is approximately $13,794,699, excluding brokerage commissions.

The Shares purchased by Messrs. Senkypl and Barta were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,120,000 Shares owned directly by Mr. Senkypl is approximately $24,968,417, excluding brokerage commissions. The aggregate purchase price of the 1,122,378 Shares owned directly by Mr. Barta is approximately $25,133,236, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”), management team and other third parties regarding means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 29,560,392 Shares outstanding as of November 1, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

6

CUSIP No. 399473206

As of the date hereof, Pale Fire Capital directly beneficially owned 605,307 Shares, constituting approximately 2.0% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 1,120,000 Shares, constituting approximately 3.8% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 605,307 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 1,725,307 Shares, constituting approximately 5.8% of the Shares outstanding.

As of the date hereof, Mr. Barta directly beneficially owned 1,122,378 Shares, constituting approximately 3.8% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 605,307 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 1,727,685 Shares, constituting approximately 5.8% of the Shares outstanding.

An aggregate of 2,847,685 Shares, constituting approximately 9.6% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,847,685 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(b)       By virtue of their respective positions with Pale Fire Capital, each of Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to have shared power to vote and dispose of the Shares directly owned by Pale Fire Capital.

Mr. Senkypl has the sole power to vote and dispose of the Shares directly owned by him.

Mr. Barta has the sole power to vote and dispose of the Shares directly owned by him.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 15, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

7

CUSIP No. 399473206

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated February 15, 2022.

8

CUSIP No. 399473206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022	Pale Fire Capital SE

	By:	/s/ Dusan Senkypl
		Name:	Dusan Senkypl
		Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

9

CUSIP No. 399473206

SCHEDULE A

Equivalent of Directors and Officers of Pale Fire Capital SE

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Dusan Senkypl* Chairman of Board
Jan Barta* Chairman of Supervisory Board
Petr Krajicek Board member	Private investor, entrepreneur	U Floriana 402/11 Kolodeje 190 16 Prague 9 Czech Republic	Czech Republic
David Holy Supervisory Board member	Private investor, entrepreneur	K Vrbickam 820/34 664 48 Moravany Czech Republic	Czech Republic
Jiri Ponrt Supervisory Board member	Entrepreneur	Na Jezove 339 251 66 Mirosovice Czech Republic	Czech Republic

*Such individual is a Reporting Person and, as such, the information with respect to such individual called for by the Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SE

Purchase of Common Stock	9,426	22.2618	01/18/2022
Purchase of Common Stock	22,474	22.3280	01/19/2022
Purchase of Common Stock	2,300	21.7902	01/19/2022
Purchase of Common Stock	8,300	21.8526	01/19/2022
Purchase of Common Stock	4,752	21.8962	01/19/2022
Purchase of Common Stock	1,700	21.9000	01/19/2022
Purchase of Common Stock	1,400	21.9000	01/19/2022
Purchase of Common Stock	7,534	21.9281	01/19/2022
Purchase of Common Stock	11,066	21.9409	01/19/2022

DUSAN SENKYPL

Purchase of Common Stock	104,507	21.8295	01/14/2022
Purchase of Common Stock	100,000	22.0000	01/18/2022
Purchase of Common Stock	3,500	22.0257	01/18/2022
Purchase of Common Stock	19,111	21.5176	01/18/2022
Purchase of Common Stock	26,688	21.6543	01/18/2022
Purchase of Common Stock	6,000	21.7153	01/19/2022
Purchase of Common Stock	10,000	21.9000	01/25/2022
Purchase of Common Stock	20,000	21.8999	01/25/2022
Purchase of Common Stock	1,500	21.7637	01/25/2022
Purchase of Common Stock	13,280	21.2682	01/25/2022
Purchase of Common Stock	34,290	20.9888	01/25/2022
Purchase of Common Stock	46,767	21.5204	01/25/2022
Purchase of Common Stock	3,007	21.6499	01/25/2022
Purchase of Common Stock	2,600	21.7454	01/25/2022
Purchase of Common Stock	26,690	21.7970	01/25/2022
Purchase of Common Stock	300	21.9597	01/25/2022
Purchase of Common Stock	500	22.0000	01/25/2022
Purchase of Common Stock	55,200	22.1214	01/25/2022
Purchase of Common Stock	1,100	22.1987	01/25/2022
Purchase of Common Stock	2,100	22.2487	01/25/2022
Purchase of Common Stock	75,513	22.2587	01/25/2022
Purchase of Common Stock	31,400	22.2839	01/25/2022
Purchase of Common Stock	14,335	22.2924	01/25/2022
Purchase of Common Stock	1,820	22.2667	01/25/2022
Purchase of Common Stock	20,179	22.2784	01/25/2022

JAN BARTA

Purchase of Common Stock	5,106	20.5448	12/17/2021
Purchase of Common Stock	2,600	20.7962	12/17/2021
Purchase of Common Stock	6,350	21.7432	12/20/2021
Purchase of Common Stock	11,108	22.2467	01/10/2022
Purchase of Common Stock	100	22.1500	01/10/2022
Purchase of Common Stock	8,892	22.7251	01/10/2022
Purchase of Common Stock	200	22.8350	01/10/2022
Purchase of Common Stock	8,704	23.0148	01/10/2022
Purchase of Common Stock	3,400	22.7637	01/12/2022
Purchase of Common Stock	12,386	22.8904	01/13/2022
Purchase of Common Stock	18,000	22.0516	01/14/2022
Purchase of Common Stock	2,200	21.6167	01/14/2022
Purchase of Common Stock	8,306	21.6834	01/14/2022
Purchase of Common Stock	17,977	21.5916	01/14/2022
Purchase of Common Stock	25,778	21.7559	01/14/2022
Purchase of Common Stock	17,926	21.5867	01/18/2022
Purchase of Common Stock	34,657	22.3975	01/20/2022
Purchase of Common Stock	28,900	22.0814	01/20/2022
Purchase of Common Stock	17,844	21.4380	01/21/2022
Purchase of Common Stock	800	21.1744	01/21/2022
Purchase of Common Stock	29,204	21.3884	01/21/2022
Purchase of Common Stock	29,900	21.3919	01/21/2022
Purchase of Common Stock	9,859	21.3998	01/21/2022
Purchase of Common Stock	500	21.3620	01/24/2022
Purchase of Common Stock	99,094	20.7680	01/24/2022
Purchase of Common Stock	4,601	20.3251	01/24/2022
Purchase of Common Stock	6,000	20.1319	01/24/2022
Purchase of Common Stock	72,400	21.9639	01/24/2022
Purchase of Common Stock	8,600	21.9504	01/24/2022
Purchase of Common Stock	7,900	21.9521	01/24/2022
Purchase of Common Stock	33,400	22.3053	01/26/2022